January 6, 2016

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Fled December 11, 2015

File No., 333-205720

Re: Voicemail message on December 22nd,2015

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

The Company has attached an updated consent letter from auditors.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589